TOR MINERALS INTERNATIONAL, INC.
722 Burleson Street Corpus Christi, Texas 78402	www.torminerals.com brussell@torminerals.com	Phone: 361-826-2043 Fax 361-883-7619

July 7, 2011

United States Securities and Exchange Commission                                                                   VIA EDGAR
101 F Street, NE
Washington, DC  20549
Attention:              Pamela A. Long, Assistant Director
                                Edward M. Kelly, Staff Attorney

                Re:          TOR Minerals International, Inc.
                                Pre-effective Amendment No. 1 to Registration Statement on Form S-3
                                ("Registration Statement")
                                Filed June 30, 2011
                                File No. 333-175054

Ladies and Gentlemen:

TOR Minerals International, Inc. (the "Company") is hereby transmitting via EDGAR to the Securities and Exchange Commission (the "Commission") this letter in response to the comments of the Commission's staff (the "Staff") as set forth in the letter of Pamela A. Long, Assistant Director, dated July 7, 2011 (the "Comment Letter"), regarding the Registration Statement referenced above.  As requested by the Staff, this letter is to confirm that our counsel concurs with the Staff's understanding that the reference to the Delaware General Corporation Law in the last paragraph of Exhibit 5.1 includes the statutory provisions, including judicial decisions interpreting those laws.

Sincerely,

TOR MINERALS INTERNATIONAL, INC.

By:     /s/ Barbara Russell
            Barbara Russell
            Chief Financial Officer, Secretary and Treasurer

cc:           L. Steven Leshin, Esq.
                Douglas M. Berman, Esq.